June 8, 2007

Ms. Anita Karu, Esq.
Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:          Henya Food Corp.
Registration Statement on Form SB-2
Filed May 7, 2007
File No. 333-142658

Dear Ms. Karu

We represent Henya Food Corp. (“Henya” or the “Company”). We are in receipt of your letter dated June 6, 2007 regarding the above referenced filing and the following sets forth our response to same:

General

1.
Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing this definition in the adopting release, the Commission stated that it would “scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419.” See Security Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company established on September 20, 2006 with a history of losses and an expectation of continuing losses and limited operations. You also indicate that you may expand your current operations “through acquisitions of established food distributors in key markets.”  It therefore appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.  Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide us with an explanation of why Rule 419 does not apply.

Answer:
Based on the following, the Company has not updated the disclosure to comply with Rule 419:

    Henya is not a blank-check company since it has a concise business plan and has already commenced its plan of operations.  The Company has over $200,000 in revenue since inception and had almost $100,000 in revenue for the three month period ended March 31, 2007. The Company has entered into broker agreements with food processors to represent their businesses in the global food market, and with food distributors to procure new products for their exclusive distribution in specific markets.  The management team has continued to work for the procurement of new products and subsequently listing of these products in either the food service or retail sectors.  Although the Company intends to undertake acquisitions, it intends to do to so to expand their business and not to undertake a reverse merger.  The Company has confirmed that they do not intend to pursue any any acquisition which involves a change in control.

    Based on the above, this Company does not need to comply with Rule 419.  It is not a blank check company since it has a specific business plan and has moved forward with its business operations.

2.
We note you state under your registration fee table “the offering price was determined by the price shareholders were sold to our shareholders in a recent offering,” as opposed to “price shares were sold.”  Also, one of your undertakings on page II-5 refers to “Request For Acceleration of Effective Date: Undertaking pursuant To Item 512(E) of Regulation S”-rather than Regulation S-B.  Further, on page 4, you refer to the “effectiveness of this prospectus”, as opposed to registration statement.  Please generally review your document for accuracy and consistency.

Answer:	The document has been reviewed for accuracy and consistency and the necessary changes have been made.

3.	Please delete parenthetical definitions where the terms are clear from context. See, for example, “Us, We, Our, or the Company” on page 1, “SEC” on page 3, “Foodfest” on page 6, etc.

Answer:	The necessary changes have been made to all parenthetical definitions.

4.
Please eliminate plural references to the officers and directors throughout your document because Mr. Ender is your sole/director, such as on pages 1, 8 and 18.  Also, please revise your disclosure on page 1, where you refer to “management team.”

Answer:	The necessary changes have been made so there are no longer any plural references to management appearing in the document.

Prospectus Cover Page

5.
In connection with being quoted on the Over-the-Counter Bulletin Board, please indicate, as you have on page 4, that there is no assurance that your shares will be quoted on the OTC Bulletin Board, a market-maker must file an application on your behalf in order to make a market for your common stock.

Answer:	The necessary changes have been made in order to include all information appurtenant to being quoted on the OTC Bulletin Board.

Summary Information, Page 1

6.
You state that you are a “multi-faceted products broker” that intends to represent food processors in the “global food market”.  You indicate you will seek to expand your broker base throughout North America, Europe, Israel and Australia and expand your current operations through certain acquisitions and investment of resources.  These and similar statements are inappropriate in a summary, given your limited operating history and essentially no business operations.  You should indicate in the summary, as stated below, that you have received no revenues from operations, you have no viable operations, you are a development stage company and you have received a going concern opinion from your auditors.  Please revise accordingly.

Answer:	The necessary revisions to the document have been made in order to remove such inappropriate language and include the appurtenant descriptions to the Company’s business operations.

Summary of the Offering, Page 1

7.
Please add a separate paragraph that discloses that your sole executive officer and director holds 29.36% of your shares and is related to certain shareholders such that the combined ownership could afford him the ability to exercise substantial control over your direction.

Answer:	This information has been added to the document in a separate paragraph in the same section.

8.	Briefly explain how the absence of a public market for the common shares impacts share liquidity.

Answer:	In the absence of a trading market, an investor may be unable to liquidate its investment, which will result in the loss of your investment. This language has been added to the document accordingly.

Risk Factors, Page 2

We have a limited operating history that you can use to evaluate us……

9.	Please revise your reference to a “new business enterprise with new management” to indicate that your management consists of Mr. Ender. Discuss whether Mr. Ender has prior experience as a food broker.

Answer:	The necessary changes have been made in order to include that Mr. Ender is the sole operator and director and that he has over 30 years experience in the food industry.

Our auditor has expressed substantial doubt as to our ability to continue as a going concern

10.	Please explain your reference to “organizational losses”.

Answer:	The term “organizational losses” has been changed to “start-up” losses to reflect the monies lost at the Company’s inception.

11.
Please delete the following mitigating language from the last sentence of this risk factor:  “We believe that our efforts to generate revenue will generate cash flow.”  Language that mitigates the risk is inappropriate in a risk factors section.

Answer:	This language has been removed from the document.

Our stock price may decrease due to our market cap…

12.	Please revise this caption so it is more understandable by the average reader or explain what you mean when you refer to “market cap.”

Answer:	The reference to the Company’s “market cap” has been removed so that the caption is more understandable to the average reader.

Determination of Offering Price, Page 4

13.
You state here that the offering price was arbitrarily determined. You then go on to say that the offering price was determined by the price shares were sold to your shareholder “in a private placement memorandum.”  These statements would appear to be inconsistent.  Please revise to reconcile, here and elsewhere in your disclosure document.

Answer:
The offering price was not arbitrarily determined; it was determined by the price shares were sold to the Company’s shareholder in a private placement memorandum.  This change has been made to the document.

Plan of Distribution, Page 6

14.
Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed.  In this regard, please provide comprehensive disclosure as to how and when you expect to have your shares listed or traded.  For example, if you anticipate being quoted on the OTC Bulletin Board, then disclose that a market maker must file an application on your behalf in order to make a market for your common stock.  Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf. Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.

Answer:	The necessary changes have been made to the document to include the above information. The Company does plan on being quoted on the OTC Bulletin Board and that information has also been added.

15.
Please tell us whether any of the selling stockholders have taken, or plan to take, a short position in your common stock prior to this resale registration statement’s effectiveness. We note, for example, that the distribution of the shares may be effected in ordinary brokers’ transactions, which may include long or short sales. Please note that creating short positions before the resale registration statement’s effectiveness is inappropriate under Section 5 of the Securities Act because the shares underlying the short sales are deemed to be sold at the time such sales are made.

Answer:
None of the selling stockholders have taken or plan to take a short position in the Company’s common stock prior to the resale registration statement’s effectiveness.  This information has been added to the document.

16.	The first sentence in the first paragraph on page 7 appears incomplete. Please revise.

Answer:	The necessary revision has been implemented.

Directors, Executive Officers, Promoters, and Control Persons, Page 8

17.
Please concisely state the business of Foodfest and whether it serves as a competitor or collaborator with your business.  You state that it “sells regional distributors” in the U.S.  Please explain its relationship to the Canadian supermarkets you list.  Your reference to “strong working relationships” with these supermarkets is unclear.

Answer:
Foodfest imports products from Israel and Canada into the United States and from Israel and the United States into Canada.   Foodfest is a direct sales and distribution (“DSD”) food company in the Province of Ontario, Canada and serves as a collaborator with Henya.  Foodfest sells products imported to other DSD food distributors in Canada and the United States.  Foodfest has established vendor relationships with the supermarkets listed which provides Foodfest the opportunity to present new products to the buyers for their consideration.

The use of the word “strong” has been removed and the necessary language has been added in order to clearly explain Foodfest’s relationship with the Company.

18.
You state that Mr. Ender has been “involved in a management and ownership position” of various listed entities.  Please describe more clearly his position with these entities if he was associated with them within the past five years.  Clarify Mr. Ender’s work experience during the past five years.

Answer:
During the past five years Henry has been involved in the day-to-day operations of Foodfest.  He has been responsible for developing the import/export side of the business.  Mr. Ender has developed a working relationship with supermarket buyers in Ontario, Canada.  Henry has established a network of distributors in Canada and the U.S. who facilitate the sale and delivery of products imported by Foodfest in their local regions.  Henry has been involved in direct sales, product selection and procurement, merchandising and marketing.  Since it's inception, Henry has been providing the direction in Henya's approach to the market and providing the necessary guidance to properly execute on the companies business plan.

This information has been added to the document.

Description of Business, Page 11

19.	Your disclosure does not provide meaningful disclosure about what it is you do and how you do it. See Item 101 of Regulation S-B. As examples, please consider the following:
What companies do you currently represent and what are the terms of the arrangements you have with them?
What services do you provide and how do the services you currently provide differ from those you describe here that you intend to provide?
What do you mean when you refer to principals; are they wholesalers?
What do you mean when you refer to the “listing” of products?
What markets do you intend to participate in; you disclosure at the bottom of page 13 would seem to indicate that you plan to assist Canadian wholesalers but your disclosure on page 11 is vague?
What contracts do you have to provide broker representation and services?
How, when, and with what resources will you create labeling for products, develop sales and marketing materials to promote products to buyers, etc.?

Answer:	The necessary additions have been made to the document in order to fully include and disclose all relevant information.

20.
You indicate in the penultimate paragraph on page 11 that “many brokers have established solid relationships with retailers and wholesalers, and have regular appointments with their buyers.”  Do you have established relationships with regular appointments?

Answer:
The Company has established working relationships with distributors in Canada and the United States in addition to the major supermarkets in Canada.  As a result, they can often be instrumental in helping exporters to introduce new products.  This language has replaced the old language in order to more clearly explain The Company’s established relationships.

21.
In the last paragraph on page 11, you state that “some markets may require that a broker and distributor be used, while other areas can be most effectively serviced through direct sales…”  Which markets are these?

Answer:
Products that are carried in a limited number of selected stores within a supermarket chain or independent stores require a DSD distributor.  When a supermarket chain does not want to warehouse a purchased product, which is at the discretion of the buyer, they will request that a DSD distributor be available to distribute the product.  We have revised the language to include this information which better explains the markets being referred to in the relevant paragraph.

22.	Please provide independent supplemental materials, with appropriate markings and page references in your response, supporting the following statements:
“Analysts expect this trend [of natural foods market maturing] to continue, as the natural and organic food marketplace is still dominated by a large number of small companies.”
“…some analysts have suggested that the rapid expansion of this market may result in a shortage of qualified inspectors to certify organic foods.”
“…only a tenth of total kosher food purchases are by observant Jews” and “observant Jews account for less than a tenth of total kosher food purchases in this country, out of a total customer base of around 11 million.”

Answer:	The above language has been removed from the document.

Management Discussion and Analysis or Plan of Operations, Page 15

Caution Regarding Forward-Looking Information

23.	The reference to certain statements in this “quarterly filing” does not appear correct. Please advise or revise.

Answer:	The necessary revisions have been made so the document now reads “in these quarterly filings”

Plan of Operations

Second Quarter 2007

24.	Please describe the “significant contacts” management has with banks, investment funds, and broker-dealers which it intends to utilize in seeking investment partners.

Answer:	This sentence has been removed from the document.

25.
You disclose in the presentation of Summary Financial Data that you had revenues of $110,101 through January 31, 2007.  It is not clear from your discussion what specific service you are currently offering to current customers.  Please revise your disclosures to clearly state what type of service you rendered to earn these revenues.

Answer:	Henya received these revenues through brokerage agreements with several food companies, all of which Mr. Ender has a working or controlling relationship.

Third Quarter 2007

26.
Similarly, please describe management’s “extensive relationships” with food brokers, food distributors, food processors, law firms, accounting firms, and investment firms and specifically explain how you will leverage these relationships to gain access to their clients for the purpose of gaining these companies as your clients.

Answer:	The word extensive has been removed from the document and the disclosure regarding the leverage of the relationships has also been removed.

Capital Resources and Liquidity, Page 16

27.
Please discuss in further detail your ongoing capital requirements to continue existing operations and those required to expand.  Please explain to whom the management fees will be paid.  Also discuss the travel and marketing expenses you anticipate.

Answer:
Management fees of $10,000 per month will be allocated to each of Henry Ender, Fred Farnden, and Jeffrey Kurtz for their services.  Henry Ender manages sales and product development.  Fred Farnden manages accounting, reporting, costing, labeling, customs, and logistics.  Jeffrey Kurtz manages new business development and mergers & acquisitions.  The Company has budgeted $30,000 for expenses to attend trade shows in North America, Europe, and Israel to source new products and meet new principals in order to facilitate the expansion of the Company’s core business.  The Company has also allocated $20,000 for web development to promote its services in addition to an allowance for entertainment costs associated with new client development.  This language has been added in order to further explain the ongoing capital requirements of the Company.

28.
We note your stated belief that you can satisfy your cash requirements for the next twelve months with your current cash, receivables, and expected revenues from your current contracts.  Revise to elaborate upon the terms of those contracts.  Do you have exclusive rights to provide brokerage services to you clients?  Are they long- or short-term contracts?  Provide readers with additional information as to your current business.

Answer:
The term of the contacts are five (5) consecutive one year periods automatically renewed unless terminated with 60 days notice prior to each anniversary.  Each contract provides for an exclusive brokerage of a specific product or territory, provided by the Company.  Henya receives 5% of net receipts plus reimbursement of any authorized expenditures in each of their contracts.  Management is confident that based on the current sales performance of the products and companies Henya represents that sufficient cash flow is available to satisfy the cash requirements.  The Company will attempt to raise additional financing for working capital to support sales and marketing efforts in other regions.  This language has been added to supplement the current description in the document.

Summary Compensation Table, Page 18

29.	In the Stock Awards column it is unclear whether the amount shown is the dollar amount recognized for financial statement reporting purposes or the number of shares awarded. Please revise or advise.

Answer:	This table has been revised in order to show that the figure displayed in the Stock Awards column refers to the number of shares allocated.

30.
Footnote (1) refers to a $30,000 fee Mr. Ender earned for his services.  Why is this amount not reflected in the table?  We note your indication that “such amount has accrued but has not been paid”, but it is not clear if you are referring to the total fees amounting to $40,000 or only the $30,000 fee and, in any event, the total amount earned should appear in the table, even if it has not yet been paid.

Answer:	The total accrued amount owed to Mr. Ender is $40,000. This is now clarified in the footnotes and the figure appears in the Summary Compensation Table.

31.
Please provide a narrative description of any material factors necessary to an understanding of the information disclosed in the table required by Item 402(b) of Regulation S-B.  For example, discuss the stock awards to Mr. Ender, management agreements, and any additional information that explains how you arrived at the $10,000 and $30,000 amounts earned by Mr. Ender and how you arrived at the $90,000 in accrued fees to which you make reference in the footnotes to your financial statements.

Answer:
The footnote has been revised to disclose that the $90,000 in accrued fees referenced in the footnotes to our financial statements refers to three months accrued salary for each of Henya’s three employees (Henry Ender, Jeffrey Kurtz and Fred Farnden).

32.
You refer to the “Option Grants Table,” “Aggregated Option Exercises and Fiscal Year-End Option Value Table,” and “Long-Term Incentive Plan (“LTIP”) Awards Table.”  These references would appear to be to tables that existed in Item 402 of Regulation S-B prior to its recent revision.  Please revise this discussion to refer to the correct table – “Outstanding Equity Awards at Fiscal Year-End” – as required pursuant to Item 402(d) of Regulation S-B.

Answer:	The proper table has been inserted and the necessary information to complete the table has been inserted into the document.

Employment Agreements, Page 19

33.	Please identify the individuals with whom you have management agreements and discuss their terms. Please file them as exhibits.

Answer:
We do not actually have individual employment agreements with the 3 employees of Henya.  We have an internal memorandum from the President of Henya certifying that a monthly amount equal to $10,000 to be accrued for each of the three current employees of Henya.  This memorandum is filed as an exhibit.

Unaudited Financial Statements – as of January 31, 2007

General

34.	Where applicable, please revise your interim financial statement to comply with comments issued on your audited financial statements.

Answer:	The interim financial statement has been revised in order to comply with the comments issued on our audited financial statements.

Balance Sheets – Unaudited, Page F-2

35.	Please change the date above the column labeled “Unaudited” to January 31, 2007.

Answer:	The necessary revision has been made. The interim financials have been updated to April 30, 2007.

Report of Independent Registered Public Accounting Firm, Page F-8

36.
We note that your auditor is based in Ontario, Canada. Given that your principal place of business is in Connecticut and you are incorporated Delaware, please explain to us why you believe that it is appropriate for you to utilize the services of an audit firm located in a foreign country.

Answer:
We intend to distribute to customers primarily in Canada.  Our records are maintained in Canada and substantially all of our audit work is performed in Canada.  For these reasons it is appropriate and efficient to use an auditor located in Canada.

Balance Sheet, Page F-9

37.	We note your disclosure in Notes 5 and 6 that the notes receivable balance of
$40,000 relates to the payment of 50 million shares of common stock purchased by the founders at inception on September 20, 2006. Please revise your financial statements to present separately the notes receivable as a deduction to stockholders’ equity for all periods presented. Please also revise your note disclosures accordingly. Refer to SAB 4:E.

Answer:
SAB 4.E refers to officers or employees; however the majority of these shares were issued to non-employees.  In addition, all of these shareholders paid for their shares by issuing notes payable to the Company and these notes have begun to be repaid as of the reporting date and expect to be fully paid in the near future.  As this is a current source of cash, we feel it appropriate to classify this as a receivable.

38.
We note that you present deferred offering costs of $82,035 as of the balance sheet date. Please explain to us and disclose the nature and type of these costs and the specific offerings that you incurred them. Please also revise your policies in Note 4 to include your accounting for deferred offering costs. See SAB Topic 5:A.

Answer:
These costs are amounts paid to a consulting company that included such costs as legal fees, assistance with preparing registration statements, and assistance with the initial equity financing.  These costs were initially deferred and as equity financing was raised from various investors, the financing costs were recorded as a reduction of the equity.

We have added disclosure to note 4 related to this accounting policy.

Statement of Operations, Page F-10

39.
Please revise your presentation to identify the amount of expenses included in each line item that you paid using shares of your common stock for all periods presented. Please also revise your accounting policies to disclose the method and assumption used to determine the fair value assigned to the shares issued.

Answer:	We have revised our disclosure in the statement of operations and note disclosure accordingly.

Notes to Financial Statements

General

40.	Please disclose the nature of your accounts receivable and the amount and basis for any allowance for doubtful accounts for all periods presented, If there is no allowance, please explain why.

Answer:	We have expanded our note disclosure in this area. Note that we have begun collecting these receivables.

Balance Sheet, Page F-2

41.
It does not appear as if you have collected any of the revenues you have recorded since the inception of your business. Please discuss payment terms and when you expect to be paid in your discussion of liquidity in the management’s discussion section of the filing.

Answer:	We have expanded this discussion in the liquidity portion of the management’s discussion section.

Note 3. Going Concern, Page F-13

42.
We note your disclosure relating to your plans for obtaining additional funds to continue to operate the company as a going concern. Your current disclosure suggests that perhaps the only anticipated source of funds to implement your business plan is to raise capital through the sale of your common stock even though there is not a guarantee such an offering will be successful. Please note that Section 607.02 of the financial reporting codification requires the appropriate and prominent disclosure of a registrant’s financial difficulties and viable plans to overcome such difficulties. Please indicate whether these are management’s sole plans with respect to alleviating the substantial doubt regarding your ability to continue as a going concern, or identify the viability of other possible courses of action such as loans from management. Please ensure that all bullet points contained in AU 341.10 have been addressed including possible discontinuance of operations.

Answer:
Management is currently working with alternative financial organizations to obtain funding to meet the companies financial requirements without the issuance of additional capital stock. Management (shareholders) is further prepared to fund the company cash flow requirements in the interim period.

We have added to this note the fact that the shareholders and management are prepared to fund the company as needed.  We feel we have otherwise addressed the relevant points of AU 341.10 and do not feel that discontinuance of operations is relevant given there are viable sources of financing and the Company has reached a profitable status in the second quarter.

Note 4. Summary of Significant Accounting Policies

Revenue Recognition, Page F-13

43.
Please clarify in your disclosure the nature of the revenues you earn and the customers you have during the development stage. If all of your current customers are related parties, please revise your disclosures to indicate so.

Answer:
Henya earns revenues in the form of brokerage fees based on sales of products of individual companies represented.  The related company, Foodfest, currently represents the majority of brokerage fees earned.  Management anticipates that revenues from non-related parties will increase over the next twelve months as the company develops.  Henya currently has brokerage agreements with Foodfest International, Pure Fun Confections Inc., Coastal Water Seafoods Ltd., Bandana Bandito LLC, Golding Farms Foods Inc., and Gifoodi Inc.

This has been clarified in the document.

Note 6. Capital Stock, Page F-16

44.	Please revise your disclosure to state the number of shares of common stock outstanding for all periods presented.

Answer:	The necessary revision has been made.

Note 7.  Related Party Transactions, Page F-16

45.
Please revise your disclosures to clarify the type of services rendered and the nature of the commissions earned from related companies. Also, please expand your discussion of the nature of the relationship between you and the related parties. See paragraph 2 of SFAS 57.

Answer:
As requested, this section has been revised to include full disclosures  of the type of services rendered and the nature of the commissions earned from related companies as well as an expansion on the relationship between Henya and the related parties.

46.	Revise your disclosures to discuss your arrangements concerning the use of the corporate office and related equipment and services. (e.g. phone and fax).

Answer:
Henya currently occupies space at Foodfest International, a related company, and pays rent on a month to month basis.  The company has access and the use of copy machines, computers, fax machines, printers, internet, boardroom facilities and general office space.  This information has been added to document.

Note 8.  Income Taxes, Page F-17

47.	Disclose your calculation of deferred tax assets and related components as required by paragraph 43 of SFAS 109.

Answer:	As required by paragraph 43 of SFAS 109, we have expanded this section to include a disclosure of our calculation of deferred tax assets and related components.

Note 10. Subsequent Events, Page F-17

48.
We note that you sold shares of common stock prior to October 31, 2006 for $72,868 wherein the shares were not yet issued. Disclose what balance sheet line item you classified this amount and why. Tell us if any conditions have to be met before the shares can be issued. Please also revise your disclosure to state the number of shares sold and price per share, the amount and nature of any offering costs deferred, and how you treated these shares in your calculation of earnings per share and why. Please reconcile the proceeds of $72,868 disclosed with the proceeds of $67,965 disclosed in the last paragraph of Note 6. If these amounts represent proceeds from different stock sales, please provide the number of shares sold, price per share, along with the amount and nature of any offering costs deferred for each issuance. Clarify in your disclosures how you treated these shares in your earnings per share calculations and why.

Answer:
The proceeds from these share issuances were offset by the offering costs which were recorded as a reduction from the proceeds.  To be clear, the company paid $150,000 as a one-time payment for various expenses related to raising financing and assisting with registration statements, legal and other related costs.  As the Company received the proceeds from the issuance of stock, the deferred offering costs were re-classified from an asset to be a reduction of the equity issued.  The $72,868 is a typo and should have read $67,965.  This has been corrected.  Therefore the $150,000 less the $67,965 gives the remaining $82,035 deferred offering costs remaining at October 31.

There were no conditions to be met, this was simply a timing difference between receiving the funds and when the stock was legally issued.

As these shares had not been issued, they have not been included in basic earnings per share calculation.  They have an anti-dilutive effect on diluted share calculation and are therefore not included in diluted earnings per share.

Recent Sales of Unregistered Securities

49.	Here or on page 4, please describe the services rendered by the 8 shareholders to whom you issued 50,000,000 shares of your common stock on September 20, 2006.

Answer:	This section has been expanded to include a description of the services rendered by the 8 shareholders to whom the 50,000,000 shares of our common stock was issued.

Exhibits, Page II-4

Exhibit 23.1 – Consent of Walker & Company Chartered Accountants Professional Corporation

50.	We note that the report date of January 9, 2007 in the consent does not agree with the January 29, 2007 on the report on page F-8. Please revise accordingly.

Answer:	This error has been revised so that all report dates read: January 29, 2007.

Very truly yours,

ANSLOW & JACLIN, LLP

/s/  Gregg E. Jaclin
GREGG E. JACLIN